Exhibit 99.1

GDEV announces preliminary, unaudited results for the fourth quarter and twelve months of 2025

March 5, 2026 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its preliminary, unaudited financial and operational results for the fourth quarter and twelve months ended December 31, 2025.

Fourth quarter 2025 financial highlights:

●	Revenue of $90 million decreased by 8% year-over-year.
●	Selling and marketing expenses of $35 million decreased by 25% year-over-year.
●	Profit for the period, net of tax, of $14 million in Q4 2025 increased vs. $2 million in Q4 2024.
●	Adjusted EBITDA[1] of $15 million in Q4 2025 increased vs. $9 million in Q4 2024.

Fourth quarter and twelve months 2025 financial performance in comparison

US$ million	Q4 2025	Q4 2024	Change (%)	12M 2025	12M 2024	Change (%)
Revenue	90	98	(8%)	404	421	(4%)
Platform commissions	(18)	(21)	(13%)	(85)	(91)	(7%)
Game operation cost	(15)	(13)	13%	(57)	(51)	12%
Selling and marketing expenses	(35)	(47)	(25%)	(159)	(209)	(24%)
General and administrative expenses	(9)	(8)	14%	(35)	(32)	10%
Profit/loss for the period, net of tax	14	2	N/M	69	26	N/M
Adjusted EBITDA[2]	15	9	66%	79	42	87%
Cash flows (used in)/generated from operating activities	18	5	N/M	29	29	3%

1 For more information, see section titled “Presentation of Non-IFRS Financial Measures” on the last two pages of this report, including the reconciliation of the profit for the period, net of tax to the Adjusted EBITDA.

2 The financial information presented for the comparative periods of 2024 may not reconcile exactly with the amounts previously published for those periods. This is due to the reclassification of the Impairment loss on loan receivables from Royal Ark to the Share of loss of equity-accounted associates line.

Fourth quarter 2025 financial performance

In the fourth quarter of 2025 our revenue decreased by $8 million (or 8%) year-over-year and amounted to $90 million, reflecting a decline in recognition of revenue from both current-period and prior-period bookings. This was mainly due to declining consumer spending levels in the current and preceding years, which reduced the amount of revenue recognized during the quarter. The decrease is consistent with our strategy to pursue more disciplined marketing spending and focus on attracting higher-quality, better-paying users rather than maximizing short-term volume.

Platform commissions decreased by $3 million (or 13%) in the fourth quarter of 2025 to reach $18 million, generally proportionate to the decrease in revenues.

Game operation cost increased by $2 million in the fourth quarter of 2025 and amounted to $15 million, mainly driven by an increase in investments in our IT infrastructure.

Selling and marketing expenses decreased by $12 million in the fourth quarter of 2025, amounting to $35 million. This decrease was driven by our continued focus on improving the efficiency of user acquisition activities. The decrease reflects a more selective approach to performance marketing, prioritizing channels that attract players with higher long-term value over broadscale campaigns aimed at short-term growth.

General and administrative expenses remained relatively stable at $9 million in the fourth quarter of 2025 vs. $8 million in the fourth quarter of 2024.

We recorded a profit for the period, net of tax, of $14 million in the fourth quarter of 2025 compared with $2 million in the same period of 2024, driven primarily by the factors above and i.) decrease of net financial expenses in Q4 2025 vs Q4 2024 in the amount of $3 million and ii.) decrease of share of loss of equity accounted associates by $6 million in Q4 2025 as compared with the same period of prior year. Adjusted EBITDA amounted to $15 million in the fourth quarter of 2025, an increase of $6 million compared with the same period in 2024 driven primarily by the same factors as those affecting the profit, except for the decrease of share of loss of equity accounted associates, which does not impact Adjusted EBITDA.

Cash flows generated from operating activities were positive $18 million in the fourth quarter of 2025 compared with positive $5 million in the same period in 2024.

Twelve months 2025 financial performance

In the year ended December 31, 2025, our revenue decreased by $17 million (or 4%) year-over-year and amounted to $404 million, reflecting a decline in recognition of revenue from both current-period and prior-period bookings. This was mainly due to declining consumer spending levels in the current and preceding years, which reduced the amount of revenue recognized during the year. The decrease is consistent with our strategy to pursue more disciplined marketing spending and focus on attracting higher-quality, better-paying users rather than maximizing short-term volume.

Platform commissions decreased by $7 million (or 7%) in the year ended December 31, 2025 to reach $85 million, generally proportionate to the decrease in revenues.

Game operation cost increased by $6 million in the year ended December 31, 2025 and amounted to $57 million, mainly driven by an increase in investments in our IT infrastructure.

Selling and marketing expenses decreased by $50 million in the year ended December 31, 2025, amounting to $159 million. This decrease was driven by our continued focus on improving the efficiency of user acquisition activities. The decrease reflects a more selective approach to performance marketing, prioritizing channels that attract players with higher long-term value over broadscale campaigns aimed at short-term growth.

General and administrative expenses increased by $3 million in the year ended December 31, 2025 and amounted to $35 million vs. $32 million in the year ended December 31, 2024. The increase was primarily driven by higher salary and related personnel expenses, reflecting the expansion of development activities and increased scale of operations across our game development studios.

We recorded a profit for the period, net of tax, of $69 million in the year ended December 31, 2025 compared with $26 million in the same period of 2024, driven primarily by the factors above and i.) decrease of net financial expenses in the year ended December 31 2025 vs the same period in 2024 in the amount of $7 million, ii.) increase in gain resulted from the change in fair value of share warrant obligation and other financial instruments by $3 million in the year ended December 31 2025 as compared with the same period of prior year and iii.) decrease of share of loss of equity accounted associates by $4 million in the year ended December 31, 2025 as compared with the same period of prior year. Adjusted EBITDA amounted to $79 million in the year ended December 31, 2025, an increase $37 million compared with the same period in 2024 driven primarily by the same factors as those affecting the profit, except for the increase in gain resulted from the change in fair value of share warrant obligation and other financial instruments and the decrease of share of loss of equity accounted associates, which do not impact Adjusted EBITDA.

Cash flows generated from operating activities remained the same, at $29 million, in the year ended December 31, 2025 vs. the same period of 2024. The divergence in earnings and cash flow dynamics reflects the significant impact of deferred revenue recognition on current-period income, which did not have a material effect on current-period cash flows.

Fourth quarter and twelve months 2025 operational performance comparison

	Q4 2025	Q4 2024	Change (%)	12M 2025	12M 2024	Change (%)
Bookings ($ million)	88	94	(7%)	351	404	(13%)
Bookings from in-app purchases	83	89	(6%)	331	377	(12%)
Bookings from advertising	4	5	(18%)	20	27	(25%)
Share of advertising	5.1%	5.8%	(0.7) p.p	5.7%	6.7%	(1.0) p.p.
MPU (thousand)	262	292	(10%)	281	342	(18%)
ABPPU ($)	106	102	4%	98	92	7%

Bookings declined in the fourth quarter and twelve months of 2025 to reach $88 million and $351 million, respectively, compared with $94 million and $404 million in the same period in 2024. The decline is primarily due to a decline in monthly paying users by 10% in the fourth quarter of 2025 vs. the same period in 2024 and by 18% in the year ended December 31, 2025 vs. the same period in 2024, which we attribute to the decrease of the user acquisition investments throughout 2024 and 2025, partially offset by an increase in ABPPU.

The share of advertisement sales as a percentage of total bookings decreased in the fourth quarter of 2025 to reach 5.1% compared to 5.8% in the same respective period in 2024 and decreased in the year ended December 31, 2025 to reach 5.7% compared to 6.7% in the same period in 2024. This decline was primarily driven by a global trend of declining CPM rates for advertising throughout 2024 and 2025.

Split of bookings by platform	Q4 2025	Q4 2024	12M 2025	12M 2024
Mobile	58%	57%	60%	60%
PC	42%	43%	40%	40%

In the fourth quarter of 2025 we recorded an increase in share of mobile to reach 58% vs. 57% in the same period in 2024 and decrease in share of PC to reach 42% vs. 43% in the same period in 2024. In the year ended December 31, 2025 the share in mobile and PC remained the same compared to same period in 2024.

Split of bookings by geography	Q4 2025	Q4 2024	12M 2025	12M 2024
US	30%	34%	33%	34%
Asia	18%	21%	19%	22%
Europe	34%	32%	33%	30%
Other	18%	13%	15%	14%

Our split of bookings by geography in the fourth quarter and twelve months of 2025 vs. the same respective periods in 2024 saw a decrease in the share of bookings derived from the US and Asia and an increase in bookings derived from Europe and Other.

Note:

Due to rounding, the numbers presented throughout this release may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

The figures in this release are preliminary and unaudited. The Company’s 2025 Annual Report on Form 20-F, which will include the Company’s audited financial statements as of for the year ended December 31, 2025, is expected to be published within the prescribed filing period.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and more than $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on March 31, 2025, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity-accounted associates' impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period, net of tax to the Adjusted EBITDA

US$ million	Q4 2025	Q4 2024	12M 2025	12M 2024
Profit for the period, net of tax	14	2	69	26
Adjust for:
Income tax expense	0.9	1	5	5
Adjusted finance income/expenses[3]	(0.2)	0.7	(3)	(2)
Share of loss of equity-accounted associates[2]	(1)	5	4	8
Change in fair value of share warrant obligations and other financial instruments	(0.2)	(0.6)	(4)	(0.9)
Depreciation and amortization	2	2	7	6
Share-based payments	0.1	0.2	0.6	1
Adjusted EBITDA	15	9	79	42

3 Adjusted finance income/expenses consist of finance income and expenses other than foreign exchange gains and losses and bank charges, net.